Exhibit 99.1

ARB IOT Group Limited Announces 1-for-15 Reverse Share Split

Kuala Lumpur, Malaysia, May 29, 2025 (GLOBE NEWSWIRE) -- ARB IOT Group Limited (Nasdaq: ARBB, the “Company” or “ARB IOT”), today announced that the shareholders and the board of directors of the Company approved a one-for-fifteen reverse share split of the Company’s issued and unissued ordinary shares (the “Ordinary Shares”). Beginning June 2, 2025, the Company’s Ordinary Shares will be trading on a split-adjusted basis under the same symbol “ARBB” but with a new CUSIP number, G0447T118, and a new par value of $0.0015 per share.

As a result of the reverse share split, each fifteen Ordinary Shares outstanding will automatically combine and convert to one issued and outstanding Ordinary Share without any action on the part of shareholders who hold their shares in brokerage accounts or “street name.” Shareholders holding certificates of Ordinary Shares are expected to receive instructions from the Company’s transfer agent, Vstock Transfer, LLC, regarding procedures for exchanging share certificates. All outstanding warrants to purchase the Company’s Ordinary Shares will be adjusted proportionately as a result of the reverse share split. No fractional shares will be issued as a result of the reverse share split, and instead, all such fractional shares resulting from the reverse share split will be rounded up to the nearest whole share.

The reverse share split is intended to increase the per share trading price of the Ordinary Shares to satisfy the $1.00 minimum bid price requirement for continued listing on the NASDAQ Stock Market. Following the reverse share split, the Company will have approximately 1,765,276 Ordinary Shares issued and outstanding, exclusive of shares issuable under outstanding warrants, and the Company will have 33,333,333 authorized Ordinary Shares.

About ARB IOT Group Limited

ARB IOT Group Limited is a provider of complete solutions to clients for the integration of Internet of Things (“IoT”) systems and devices from designing to project deployment. We offer a wide range of IoT systems as well as providing customers a substantial range of services such as system integration and system support service. We deliver holistic solutions with full turnkey deployment from designing, installation, testing, pre-commissioning, and commissioning of various IoT systems and devices as well as integration of automated systems, including installation of wire and wireless and mechatronic works.

Safe Harbor Statement

This press release contains “forward-looking statements” that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this press release, such as statements regarding our estimated future results of operations and financial position, our strategy and plans, and our objectives or goals, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Our actual results may differ materially or perhaps significantly from those discussed herein, or implied by, these forward-looking statements. There are a significant number of factors that could cause actual results to differ materially from statements made in this press release, including, but not limited to, those that we discussed or referred to in the Company’s disclosure documents filed with the U.S. Securities and Exchange Commission (the “SEC”) available on the SEC’s website at www.sec.gov, including the Company’s Annual Report on Form 20-F as well as in our other reports filed or furnished from time to time with the SEC. The forward-looking statements included in this press release are made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking statements, other than as required by applicable law.

For further information, please contact:

ARB IOT Group Limited

Investor Relations Department

Email: contact@arbiotgroup.com